

May 18, 2011

Zhang Shanjiu, President
BTHC XV, Inc.
c/o Underground Grand Canyon
Linyi City, Yishui County
Shandong Province, China 276400

   Re: **BTHC XV, Inc.**
      Form 8-K/A#3
      Filed April 22, 2011
      File No. 0-52808

Dear Mr. Shanjiu:

   We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business Overview, page 8

1. Please discuss on page eight the reason(s) for the decrease in the number of visitors to the Underground Grand Canyon. Also, in the MD&A overview, discuss whether that trend is expected to continue in the short and/or longer term.

2. We note the disclosure added in response to comment seven of our letter dated January 28, 2011, that 50.1% of your total visitors and 36.5% of your revenues for the nine months ended September 30, 2010 were attributable to visitors. This would appear to support the belief that the standard cooperation agreement is material to your business. Therefore, please file this agreement as an exhibit.

3. We note the disclosure added on page 25 regarding the advice of PRC counsel relating to Chinese approvals. Please clarify whether you have an opinion of counsel. If so, please file the opinion of counsel as an exhibit.

Risk Factors, page 26

4. We partially reissue comment eight of our letter dated January 28, 2011. Please revise the disclosure referencing the advice of counsel to clearly discuss the opinion of counsel.

Guarantees, page 80

5. We partially reissue comment 15 of our letter dated January 28, 2011. Please provide the disclosure required by Item 404(a)(5) of Regulation S-K for the guarantees. This would include both the principal amount at the end of the financial period(s), the largest aggregate principal amount and the interest rate associated with each of the guarantees shown here. Also, clarify whether the amounts included in the table are in thousands and what these amounts represent.

Potential Conflicts of Interest, page 82

6. We note the disclosure regarding the employment agreement requiring Mr. Zhang to devote substantially all of his business time to your business. The disclosure on page 75 makes it clear that this provision has been waived. Please revise the disclosure in this section and in the risk factor regarding conflicts of interest to remove such mitigating disclosure, since this provision is no longer applicable.

7. We note your response to comment 14 of our letter dated January 28, 2011. Please include your response in the Form 8-K regarding the statements that you have not had any preliminary agreements, discussions or negotiations with regard to any business opportunities. In addition, given that these companies are related parties, and given the common control, if Mr. Zhang is considering your company acquiring any of these related companies, please discuss.

Legal Proceedings, page 83

8. We reissue comment 16 of our letter dated January 28, 2011. Please expand your discussion of the alleged breach of the Exclusive Service Agreement to provide the background and basis for the action. In addition, please discuss the relief sought by Greentree.

Exhibits

9. The opinion of counsel filed as exhibit 99.4 refers to a Disclosure Schedule. Please file the opinion in its entirety, including the Disclosure Schedule.

10. We note the reference in footnote one to the financial statements to the trust agreements that Mr. Zhang Shanjiu entered into with a third party in the United Kingdom and also in Gibraltar. Please clarify whether these trust agreements are

       still in effect. If they are, please disclose in the business section and file as exhibits.

11. We partially reissue comment 17 of our letter dated January 28, 2011. We continue to note that Exhibit 10.1 refers to attachments of fund drawing application, and bill due and Exhibit 10.13 is missing attachment 2. Please file these exhibits in their entirety. In addition, please file Exhibits 10.1, 10.2 and 10.3 to the Form 8-K filed on November 22, 2010 in their entirety. In addition, we note that Exhibit 10.2 is missing material terms, such as the period of adjustment, as set forth in Section 4.2.2. Please file the exhibit in its entirety.

Exhibit 99.1

Financial Statements for the Years Ended December 31, 2009 and 2008

General

12. It appears you have restated the financial statements for the fiscal year ended December 31, 2008. Please file an Item 4.02 Form 8-K related to this restatement or tell us why you are not required to file such form.

13. In connection with the comment above, please revise to clearly indicate your 2008 financial statements have been restated or tell us why such information is not necessary.

Report of Independent Registered Public Accounting Firm, page 2

14. Please advise your independent accountants to make reference to your restatements in their audit report. Refer to AU 508.

Notes to Consolidated Financial Statements

12. Restatements, page 19

15. In order to enhance an investor's understanding, please disclose additional information related to adjustments (a) and (f). Please include both the nature of the adjustment and the financial statement account that is impacted by the adjustment.

16. Please tell us your consideration of which fiscal years are impacted by the changes in your income tax accrual as disclosed in adjustment (b). Specifically, please tell us why you determined you have no adjustments to prior year tax accruals.

Exhibit 99.2

Interim Financial Statements for the Nine Months ended September 30, 2010 and 2009

General

17. Please revise your interim financial statements, as necessary, to address our comments above on your audited financial statements.

18. Please label the financial statements for the year ended December 31, 2009, included in this exhibit, as restated.

19. It appears you have restated your financial statements for the interim period ended September 30, 2010. Please file an Item 4.02 Form 8-K related to this restatement or tell us why you are not required to file such form.

2. Significant Accounting Policies

Revenue Recognition, page 7

20. Please tell us how you accounted for the revenue sharing arrangement with Fluorescent Lake. In your response, please address how you considered the requirements of FASB ASC 605-25. Please ensure to include your analysis of revenue allocation when tickets are sold at the Underground Canyon and when tickets are sold at Fluorescent Lake. Additionally, please reconcile your analysis to the percentages allocated to each entity to the agreement filed as exhibit 10.52 of your Form 10-K filed April 15, 2011.

21. We note your disclosure herein that revenue is recognized when tickets are used. Show us where you have recorded deferred revenue for tickets to the Underground Canyon that were sold by Fluorescent Lake, but not used by September 30, 2010.

Form 10-K filed April 15, 2011

The Underground Grand Canyon, page 5

22. The disclosure on pages five, 11, and 50 talk about the steady increase in visitors, but does not discuss the decrease in visitors from 2010, as compared to 2009. Please add disclosure.

Sales and Marketing, page 10

23. Please revise the disclosure on page 10 to clearly state the amount that was paid to the travel agents as a return pursuant to the cooperation agreement for the year ended December 31, 2010.

General

24. Please revise your Form 10-K, as appropriate, to address our comments above on your amended Form 8-K.

Item 9A Controls and Procedures.

Evaluation of Disclosure Controls and Procedures, page 65

25. We note you concluded that your disclosure controls and procedures (DCP) were effective while your internal control over financial reporting (ICFR) were not effective at December 31, 2010. Please note that ICFR plays a significant role in DCP. As such, please tell us the factors you considered to support management's conclusion that DCP was effective or amend your Form 10-K to disclose management's revised conclusion on the effectiveness of your DCP as of the end of your fiscal year.

Management's Annual Report on Internal Control Over Financial Reporting, page 65

26. We note you disclosed several reasons why you concluded your ICFR was not effective. Please revise to clarify if such reasons were considered material weaknesses in your ICFR and provide your remediation plan for such weaknesses. For additional information, refer to SEC Release 33-8810 which can be found at http://www.sec.gov/rules/interp/2007/33-8810.pdf.

Financial Statements
Notes to Financial Statements
Note 9 – Related Party Transactions, page F-17

27. In order to provide an investor with a better understanding, please provide detailed disclosure of your related party loans by party and due date, consistent with your presentation in prior periods.

Closing Comments

You may contact Jamie Kessel, staff accountant at (202) 551-3727 or Brian Bhandari, review accountant at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk, examiner at (202) 551-3395 or Pam Howell, legal reviewer at (202) 551- 3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds,
Assistant Director